UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14046022

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2014

SEC FILE NUMBER
8-67525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMBASSADOR FINANCIAL GROUP INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 NORTH CEDAR CREST BLVD., SUITE 508
(No. and Street)

ALLENTOWN (City) PA (State) 18104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MATTHEW T. RESCH 610-351-1633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PARENTEBEARD LLC
(Name – *if individual, state last, first, middle name*)

ONE WINDSOR PLAZA 7535 WINDOSOR DRIVE (Address) ALLENTOWN (City) PA (State) 18195 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, MATTHEW T. RESCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMBASSADOR FINANCIAL GROUP INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Heidi M. Geist, Notary Public
South Whitehall Twp., Lehigh County
My Commission Expires March 21, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Heidi M. Geist
Notary Public

Signature

CO-CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC DOCUMENT

Ambassador Financial Group, Inc.

Financial Statements
and Supplementary Information

December 31, 2013

ParenteBeard

CONFIDENCE THROUGH CLARITY

PUBLIC DOCUMENT

ParenteBeard

Independent Auditors' Report

Board of Directors
Ambassador Financial Group, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Ambassador Financial Group, Inc. (a Pennsylvania subchapter S corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ambassador Financial Group, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ParenteBeard LLC

Allentown, Pennsylvania
February 26, 2014

Ambassador Financial Group, Inc.

Statement of Financial Condition
December 31, 2013

Assets

Current Assets	
Cash and cash equivalents	$ 1,597,358
Commissions and other receivable	27,945
Prepaid expenses	157,748
Total Current Assets	1,783,051
Furniture and Equipment, Net of Accumulated Depreciation	42,267
Other Assets, Deposits	40,227
Total Assets	$ 1,865,545

Liabilities and Stockholders' Equity

Current Liabilities	
Deferred revenues	$ 92,681
Accounts payable and accrued expenses	53,824
Total Current Liabilities	146,505
Stockholders' Equity	
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	25,000
Retained earnings	1,694,040
Total Stockholders' Equity	1,719,040
Total Liabilities and Stockholders' Equity	$ 1,865,545

See notes to financial statements

Note 1 - Nature of Business

Ambassador Financial Group, Inc. (the "Company") was incorporated on August 22, 2006 and commenced operations September 18, 2006. Ambassador Financial Group, Inc. obtained its broker-dealer license on June 11, 2007. Ambassador Financial Group, Inc. is a Pennsylvania corporation that derives substantially all of its income by rendering fixed income sales and trading and comprehensive investment banking and consulting services to financial institutions and other financial services companies. The Company is registered in Delaware, Indiana, Massachusetts, Nevada, New Jersey, New York, Ohio, Oregon, Pennsylvania, Florida, Maryland, and Virginia. The Company executes investment transactions at the direction and on behalf of its customers. The securities are cleared and commissions are earned through a third-party and remitted to the Company. All securities are delivered versus payment to the client's safekeeping agent. The Company is a member and is subject to examination and supervision by the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Income Taxes

By consent of its stockholders, the Company has elected to report under the provisions of subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or state corporate income taxes on its income. The stockholders are liable for individual federal and state income taxes on each stockholders' share of the Company's taxable income. Consequently, no provision for income taxes has been presented on the financial statements.

The Company accounts for uncertainty in income tax positions under the Financial Accounting Standards Board guidance, which clarifies the recognition by prescribing the threshold a tax position is required to meet before being recognized in the financial statements. Under these provisions of accounting for uncertain tax positions, the Company has no required accruals at December 31, 2013. The Company's federal and state income tax returns are no longer subject to examination by federal or state taxing authorities for years before 2010.

Basis of Accounting

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, which provide that the provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more designated bank accounts.

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company recognizes revenues on the accrual basis as earned. Commissions are recorded on a trade-date basis as securities transactions occur. Placement and other consulting fees are recognized as income when the Company renders the related services. Amounts billed or collected which will be earned in future months are shown as deferred revenues. The Company has no deferred revenues whose future earning period exceeds one year as of December 31, 2013.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts that, at times, may exceed federally insured limits. At December 31, 2013, cash balances in excess of federally insured limits were approximately $1,085,000.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. There are no estimates included in the Company's financial statements.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions and Other Fees Receivable

Commissions and other fees receivable are stated at their outstanding balances. The Company considers commissions and other fees receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to expense when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received. The allowance for doubtful accounts receivable was $-0- at December 31, 2013.

Note 2 - Summary of Significant Accounting Policies (Continued)

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is computed on the straight-line method over 5 to 10 years.

Maintenance and repairs of property and equipment are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in financial income and expenses.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2013; consequently, the financial statements have not included the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2013 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 26, 2014, the date these financial statements were available to be issued.

Note 3 - Deposit with Clearing Organization

A minimum of $30,000 in cash is required to be deposited with the clearing organization as part of the operating agreement. Currently the amount of that deposit is $31,405 and is included in other assets, deposits in the balance sheet at December 31, 2013.

Note 4 - Net Capital and Other Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital of $1,483,315, which was $1,473,548 in excess of its required net capital of $9,767. The Company's aggregate indebtedness to net capital ratio was 0.1 to 1 at December 31, 2013.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(ii), which relates to the maintenance of special accounts for the exclusive benefit of customers.

Ambassador Financial Group, Inc.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Net Capital	
Total stockholders' equity	$ 1,719,040
Deductions from and/or changes to stockholders' equity:	
Commissions and other fees receivable	26,888
Prepaid expenses	157,748
Furniture and equipment, net	42,267
Deposit	8,822
Total Nonallowable Assets	235,725
Net Capital	1,483,315
Net Capital as Reported on the Company's FOCUS Report - Part IIA	$ 1,483,315
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 9,767
Minimum dollar net capital required	$ 5,000
Net capital required	$ 9,767
Excess net capital	$ 1,473,548
Net capital loss greater of 10% of total aggregate indebtedness or 120% minimum net capital required	$ 1,468,665
Computation of Aggregate Indebtedness	
Aggregate indebtedness	$ 146,505
Percentage of aggregate indebtedness to net capital	9.88%
Ratio of aggregate indebtedness to net capital	0.1 to 1

Statement Pursuant to Rule 17a-5(d)(4)

Since there are no differences between the net capital computation on Part IIA of the Company's Form X-17A-5 and the net capital computed above, a reconciliation is not necessary.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.